RESULT OF SHAREHOLDER VOTES
The Annual Meeting of Shareholders of the Fund was held on January 12, 2010 and adjourned until February 3, 2010. At the February 3, 2010 meeting common shareholders voted on the election of Trustees and the proposal for a new Investment Advisory Agreement and Investment Sub-Advisory Agreement.

With regard to the election of the following Trustees by common shareholders of the Fund and the proposal for the new Investment Advisory Agreement and Investment Sub-Advisory Agreement:

                                  # OF SHARES       # OF SHARES    # OF SHARES
                                    IN FAVOR          AGAINST        WITHHELD
------------------------------------------------------------------------------
Randall C. Barnes                   4,729,184               -        221,862
Kevin M. Robinson                   4,742,250               -        205,257
New Investment Advisory Agreement   3,450,444         114,094        143,701
New Investment Sub-Advisory
 Agreement                          3,439,828         120,731        147,679